Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.

Fisher to buy Apogent for $3.7 bln

By Ciara Linnane, CBS.MarketWatch.com
Last Update: 6:05 PM ET March 17, 2004

NEW YORK (CBS.MW) — Fisher Scientific International said Wednesday it’s buying fellow New Hampshire laboratory-equipment firm Apogent Technologies in a deal worth $3.7 billion.

The Hampton, N.H.-based Fisher, which makes a range of products for research laboratories, said it will pay 0.56 of a share for each Apogent share, equal to $29.30 per share based on Fisher’s closing price Tuesday of $52.32. Apogent (AOT: news, chart, profile) shares had ended Tuesday down 2 cents at $28.78.

The stocks traded mixed Wednesday as analysts weighed in with mainly positive comments.

Michael Fitzgibbons at Morgan Stanley said Fisher is paying a “fairly steep” multiple of about 12 times EBITDA for the higher-margin business. However, “Fisher has consistently acquired businesses that increase its mix of higher-margin proprietary products, and this deal is consistent with that strategy,” he told clients in a note.

Analyst Lawrence Neibor at Baird agreed. Fisher completed two deals in 2002, four in 2001 and more than 30 since 1991, he said. Its most recent acquisition — of Sweden’s Perbio Science AB — should add up to 2 percent to organic growth, increase operating margins by 100 basis points and boost earnings and operating-cash-flow growth to 20 percent from 15 percent, he said. The combination with Apogent will create a company with pro forma revenue of about $5.1 billion and an enterprise value of $9 billion, Fisher said in a statement.

The companies expect the deal to close in the third quarter and to generate savings of about $55 million in 2005 and up to $100 million on an annualized basis by the end of 2006.

Fisher (FSH: news, chart, profile) is expecting the deal to lift earnings by 4 to 5 percent in 2005, boosting its outlook for that year to $3.45 to $3.65 against an expected $2.75 to $2.87 in 2004.

Revenue is expected to grow 27.5 to 29.5 percent in 2004, with 14 percentage points of that growth stemming from the combination with Apogent, based in Portsmouth, N.H. For 2005, revenue is expected to grow 19 to 21 percent, with 11.5 points of this growth coming from the deal.

The deal would bolster the company’s proprietary-product range and expand its position in the life-sciences market by 50 percent to $1.1 billion

Fisher expects high-margin proprietary products to account for about 60 percent of total sales once the deal has been concluded, up from 50 percent now.

Goldman Sachs and Lazard Freres advised Fisher on the deal, while Lehman Bros. acted as adviser to Apogent.

Fisher shares fell 22 cents to end Wednesday at $52.10, having earlier touched a high of $54.40. The stock showed renewed strength in the after hours. Apogent climbed 3.9 percent to $28.85, down from an intraday peak of $30.20. It was holding stead in evening trades.

Ciara Linnane is markets editor for CBS MarketWatch in New York.

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FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER

AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.